SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NPS Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62936P103

(CUSIP Number)

Kenneth J. Zuerblis Chief Financial Officer Enzon Pharmaceuticals, Inc. 685 Route 202/206 Bridgewater, New Jersey 08807 (908) 541-8600	Copy to: Kevin T. Collins, Esq. Dorsey & Whitney LLP 250 Park Avenue New York, New York 10177 (212) 415-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.

CUSIP No. 62936P103

1.	NAME OF REPORTING PERSONS

Enzon Pharmaceuticals, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

22-2372868

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS		OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	7.	SOLE VOTING POWER	1,500,000

	8.	SHARED VOTING POWER	NONE

	9.	SOLE DISPOSITIVE POWER	1,500,000

	10.	SHARED DISPOSITIVE POWER	NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.21%

14.	TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D
(Amendment No. 1)

This Amendment No. 1 (“Amendment No. 1”) to that certain statement on Schedule 13D of Enzon Pharmaceuticals, Inc. (“Enzon”) filed on February 28, 2003 (the “Original Statement”) hereby amends and restates the Original Statement as provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original Statement.

References to, and descriptions of, the Merger Agreement, the Voting Agreement, the Termination Agreement, the Stock Purchase Agreement and the Registration Rights Agreement (as each is defined hereinafter) in this Amendment No. 1 are qualified in their entirety by reference to the Merger Agreement, the Voting Agreement, the Termination Agreement, the Stock Purchase Agreement and the Registration Rights Agreement attached hereto as Exhibits 1, 2, 3, 4 and 5 respectively, which are incorporated by reference in this Amendment No. 1 in their entirety where such references or descriptions appear.

Item 3.	Source and Amount of the Funds and Other Consideration

This Amendment No. 1 amends and restates Item 3 of the Original Statement in its entirety.

On June 4, 2003, Enzon, NPS Pharmaceuticals, Inc. (“NPS”), Momentum Merger Corporation, Newton Acquisition Corporation and Einstein Acquisition Corporation entered into a mutual termination agreement and release (the “Termination Agreement”), which terminated the Merger Agreement and the Voting Agreement. As a result of the termination of the Voting Agreement, Enzon’s interest in the shares of common stock of NPS, par value $0.001 (“NPS Common Stock”), was terminated as of June 4, 2003. Under the Termination Agreement, NPS agreed to pay a termination fee to Enzon in the form of 1.5 million shares of NPS Common Stock (the “Shares”).

Item 4.	Purpose of the Transaction

This Amendment No. 1 amends and restates Item 4 of the Original Statement in its entirety.

(a) The information set forth or incorporated by reference in Item 3 of this Amendment No. 1 is incorporated herein by reference.

In addition to the Termination Agreement, Enzon and NPS entered into a restricted stock purchase agreement dated as of June 4, 2003 (the “Stock Purchase Agreement”), pursuant to which NPS sold to Enzon, and Enzon purchased from the NPS, the Shares, in consideration of Enzon’s executing and delivering the Termination Agreement.

(b) – (j) Not applicable.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 1 amends and restates Item 5 of the Original Statement in its entirety.

The information set forth or incorporated by reference in Items 3 and 4 of this Amendment No. 1 is incorporated herein by reference.

(a) As a result of the Termination Agreement and the Stock Purchase Agreement, Enzon may be deemed to be the beneficial owner of the Shares. The Shares represent approximately 4.21% of the class, based on the 34,885,474 shares of NPS Common Stock outstanding as of June 4, 2003 (excluding 310,785 shares of NPS Allelix Inc., a wholly owned Canadian subsidiary of NPS, which are exchangeable into shares of NPS Common Stock).

(b) The number of shares of NPS Common Stock as to which Enzon may be deemed to (i) have sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition is set forth in the cover pages of this Amendment No. 1 and such information is incorporated herein by reference.

(c) The information set forth or incorporated by reference in Item 3 of this Amendment No. 1 is incorporated herein by reference.

(d) Not applicable.

(e) As a result of the Termination Agreement, which terminated the Merger Agreement and the Voting Agreement, Enzon and the executive officers and directors of Enzon as set forth in Schedule A of the Original Statement ceased to be the beneficial owners of more than five percent of NPS Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

This Amendment No. 1 amends and restates Item 6 of the Original Statement in its entirety.

The information set forth or incorporated by reference in Items 3 and 4 of this Amendment No. 1 is incorporated herein by reference. In addition to the Termination Agreement and the Stock Purchase Agreement, Enzon and NPS entered into a registration rights agreement dated as of June 4, 2003 (the “Registration Rights Agreement”), which sets forth certain limitations on the resale of the Shares by Enzon and the agreement by NPS to (i) file with the Securities and Exchange Commission (the “SEC”) a registration statement registering the resale of the Shares by Enzon (the “Registration Statement”) within 30 days and (ii) within 90 days, to cause the Registration Statement to be declared effective by the SEC and, for a period thereafter, to keep the Registration Statement effective.

Other than the Termination Agreement, the Stock Purchase Agreement and the Registration Rights Agreement, to the knowledge of Enzon, there are no contracts, arrangements, understandings or relationships (legal or otherwise) (i) among the persons named in Item 2 and (ii) between such persons and any person with respect to any securities of NPS, including, but not limited to, with respect to transfer or voting of any of the class of securities reported on this Amendment No.1, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this Amendment No. 1:

1.	Agreement and Plan of Reorganization, dated as of February 19, 2003, by and among NPS Pharmaceuticals, Inc., Enzon Pharmaceuticals, Inc., Momentum Merger Corporation, Newton Acquisition Corporation and Einstein Acquisition Corporation. (Incorporated by reference from Exhibit 1 of the Schedule 13D of Enzon Pharmaceuticals, Inc. filed on February 28, 2003 (File No. 005–46256).)

2.	Form of Voting Agreement, dated as of February 19, 2003 by and among Enzon Pharmaceuticals, Inc. and certain stockholders of NPS Pharmaceuticals, Inc. (Incorporated by reference from Exhibit 1 of the Schedule 13D of Enzon Pharmaceuticals, Inc. filed on February 28, 2003 (File No. 005–46256).)

3.	Mutual Termination Agreement and Release dated as of June 4, 2003 by and among Enzon Pharmaceuticals, Inc., NPS Pharmaceuticals, Inc., Momentum Merger Corporation, Newton Acquisition Corporation and Einstein Acquisition Corporation.

4.	Restricted Stock Purchase Agreement dated as of June 4, 2003 by and between Enzon Pharmaceuticals, Inc. and NPS Pharmaceuticals, Inc.

5.	Registration Rights Agreement dated as of June 4, 2003 by and between Enzon Pharmaceuticals, Inc. and NPS Pharmaceuticals, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2003

ENZON PHARMACEUTICALS, INC.

By:	/s/ Kenneth J. Zuerblis

Name:	Kenneth J. Zuerblis
Title:	Chief Financial Officer